UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 10, 2007

        GRAVITY Co., Ltd.
(Translation of registrant's name into English)

          14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

GRAVITY REPORTS SECOND QUARTER OF 2007 RESULTS
Seoul, South Korea — September 10, 2007 — GRAVITY Co., Ltd. (NasdaqGM: GRVY), an online game developer and publisher based in South Korea, today announced its unaudited financial results for the second quarter ended June 30, 2007, prepared in accordance with generally accepted accounting principles in the United States.
Revenues for the second quarter ended June 30, 2007 was KRW 9,408 million (US$ 10,029 thousand), representing a 10.5% decrease from KRW 10,513 million for the first quarter ended March 31, 2007 (“QoQ”) and a 16.7% decrease from KRW 11,294 million for the second quarter ended June 30, 2006 (“YoY”). However, revenues for the first half ended June 30, 2007 was KRW 19,921 million (US$ 21,236 thousand), representing a 2.0% increase from KRW 19,529 million for the second half ended December 31, 2006.
REVIEW OF FINANCIAL RESULTS
Revenues
Royalty and licensing fee revenues for the second quarter ended June 30, 2007 were KRW 5,627 million (US$ 5,998 thousand), representing a 22.8% decrease QoQ from KRW 7,285 million and a 19.2% decrease YoY from KRW 6,966 million. The decrease was primarily due to: (1) increased competition in the global online gaming market and (2) the strengthening of the Korean Won against the Japanese Yen. Gravity derived KRW 3,873 million of royalty and licensing fee revenues from the Japanese market, which accounted for 68.8% of the total royalty and licensing fee revenues in the second quarter of 2007. However, royalty and licensing fee revenues for the first half ended June 30, 2007 was KRW 12,912 million (US$ 13,764 thousand), representing a 4.6% increase from KRW 12,346 million for the second half ended December 31, 2006.
Subscription revenues for the second quarter of 2007 was KRW 1,846 million (US$ 1,968 thousand), representing a 10.5% decrease QoQ and a 4.6% decrease YoY compared to KRW 2,062 million and KRW 1,935 million, respectively. The decline resulted mainly from decreased Ragnarok Online™ revenues which has faced increased competition in Korea.
Mobile game revenues was KRW 1,396 million (US$ 1,487 thousand) for the second quarter of 2007, representing a 77.4% increase QoQ from KRW 787 million and a 9.2% increase YoY from KRW 1,278 million due to the revenues from the mobile item shop of Time N Tales.
Character merchandising, animation and other revenue was KRW 539 million (US$ 576 thousand) for the second quarter of 2007, representing a 42.2% increase QoQ from KRW 379 million and a 51.7% decrease YoY from KRW 1,115 million.
Cost of Revenues and Operating Expenses
Cost of revenues were KRW 4,283 million (US$ 4,566 thousand) for the second quarter of 2007, representing a 8.0% increase QoQ from KRW 3,964 million and a 11.0% decrease YoY from KRW 4,814 million. Gravity’s cost of revenues increased primarily as a result of commissions paid relating to Ragnarok Online II TM Concert held in June 2007.

Operating expenses were KRW 7,977 million (US$ 8,503 thousand) for the second quarter of 2007, representing a 4.8% increase QoQ from KRW 7,612 million and a 255.8% increase YoY from KRW 2,242 million. The increase in operating expenses QoQ is attributed to increased advertising expenses for Ragnarok Online II TM and Emil Chronicle Online in the second quarter of 2007 while the increase in operating expenses YoY is due to the reimbursement of fees relating to an investigation into an alleged accounting fraud by the former Chairman, as well as the sale of the company’s building in the second quarter of 2006. However, operating expenses for the first half ended June 30, 2007 was KRW 15,589 million (US$ 16,618 thousand), representing a 40.3% decrease from KRW 26,092 million for the second half ended December 31, 2006.
Loss before income tax expenses and others was KRW 2,566 million (US$ 2,735 thousand) for the second quarter of 2007, which represents an 8,453.3% increase QoQ compared with KRW 30 million. Gravity recorded KRW 4,910 million of income before income tax expenses and others in the second quarter of 2006. However, losses before income tax expenses and others for the first half ended June 30, 2007 was KRW 2,596 million (US$ 2,767 thousand), representing a 81.9% decrease from KRW 14,304 million for the second half ended December 31, 2006.
As a result of the foregoing factors, Gravity recorded a net loss of KRW 3,415 million (US$ 3,640 thousand) for the second quarter of 2007 compared with a net loss of KRW 973 million for the first quarter of 2007 and a net income of KRW 4,469 million for the second quarter of 2006. However, the net loss for the first half ended June 30, 2007 was KRW 4,388 million (US$ 4,677 thousand), representing a 83.3% decrease from KRW 26,294 million for the second half ended December 31, 2006.
The balance of cash and cash equivalents and short-term financial instruments was KRW 75,640 million (US$ 80,631 thousand) as of June 30, 2007.
CONFERENCE CALL
Gravity will hold a conference call to discuss the Company’s financial results for the second quarter ended June 30, 2007 on Monday, September 10, 2007 at 8:00 P.M. U.S. Eastern Standard Time (Tuesday, September 11, 2007 at 9:00 A.M. Seoul time).
To participate in the conference call, please dial one of the following numbers 10 minutes prior to the call with a verbal pass code VL60201:
U.S. Toll Free Number: 1-877-627-3548
South Korea Toll Free Number: 00-30-813-1585
International Access Number: +1-302-607-2018
Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 938.10 to US$ 1.00, the noon buying rate in effect on August 31, 2007 as quoted by the Federal Reserve Bank of New York.
About GRAVITY Co., Ltd.
Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 22 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contact:
Mr. Jonathan J. Lee
Chief Financial Officer / Investor Relations Officer
Gravity Co., Ltd.
Email: jlee@gravity.co.kr
Telephone: +822-2019-6021
# # #

GRAVITY Co., Ltd.
Consolidated Balance Sheet
(In millions of KRW and in thousands of US$)

	As of
	31-Mar-07		30-Jun-06		30-Jun-07
	KRW	US$	KRW	US$	KRW	US$
Assets	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Current assets
Cash and cash equivalents	10,674	11,378	16,825	17,935	23,712	25,277
Short-term financial instruments	64,914	69,197	64,705	68,974	51,928	55,354
Accounts receivable, net	5,045	5,378	4,570	4,872	4,262	4,543
Other current assets	4,391	4,681	8,561	9,126	3,653	3,894

Total current assets	85,024	90,634	94,661	100,907	83,555	89,068

Property and equipment, net	7,544	8,042	10,523	11,217	7,296	7,777
Leasehold and other deposits	2,704	2,882	3,121	3,327	2,257	2,406
Intangible assets	9,886	10,538	12,520	13,346	9,977	10,635
Goodwill	1,451	1,547	1,451	1,547	1,451	1,547
Investments	9,605	10,239	10,414	11,101	9,442	10,065
Other non-current assets	1,042	1,111	6,373	6,794	1,183	1,261

Total assets	117,256	124,993	139,063	148,239	115,161	122,759

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	1,824	1,944	4,799	5,116	3,399	3,623
Accrued litigation	4,648	4,955	—	—	4,648	4,955
Deferred income	3,103	3,308	4,218	4,496	3,237	3,451
Other current liabilities	557	594	1,471	1,568	632	674

Total current liabilities	10,132	10,801	10,488	11,180	11,916	12,703

Long-term deferred income	7,472	7,965	2,235	2,382	7,782	8,295
Accrued severance benefits	682	727	611	651	686	731
Deferred income tax liabilities	934	995	—	—	768	819
Other non-current liabilities	680	725	711	759	60	64

Total liabilities	19,900	21,213	14,045	14,972	21,212	22,612

Minority interest	35	37	21	22	47	50
Common stock	3,474	3,703	3,474	3,703	3,474	3,703
Additional paid-in capital	74,818	79,755	75,118	80,075	74,872	79,812
Retained earnings	19,349	20,626	46,616	49,692	15,934	16,985
Accumulated other comprehensive income (loss)	(320)	(341)	(211)	(225)	(378)	(403)

Total shareholders’ equity	97,321	103,743	124,997	133,245	93,902	100,097

Total liabilities and shareholders’ equity	117,256	124,993	139,063	148,239	115,161	122,759

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW938.10 to US$1.00, the noon buying rate in effect on August 31, 2007 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.
Consolidated Statements of Operations
(In millions of KRW and in thousands of US$)

	Three months ended				Six months ended
	31-Mar-07	30-Jun-06	30-Jun-07		31-Dec-06	30-Jun-07
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Online games-subscription revenue	2,062	1,935	1,846	1,968	4,184	3,908	4,166
Online games-royalties and license fees	7,285	6,966	5,627	5,998	12,346	12,912	13,764
Mobile games	787	1,278	1,396	1,487	1,938	2,183	2,327
Character merchandising, animation and other revenue	379	1,115	539	576	1,061	918	979

Total net revenues	10,513	11,294	9,408	10,029	19,529	19,921	21,236

Cost of revenues	3,964	4,814	4,283	4,566	8,770	8,247	8,791

Gross profit	6,549	6,480	5,125	5,463	10,759	11,674	12,445

Operating expenses
Selling, general and administrative	5,032	5,591	5,745	6,124	16,657	10,777	11,488
Litigation Charges	—	—	—	—	4,648	—	—
Research and development	2,580	2,679	2,232	2,379	4,787	4,812	5,130
Proceeds from the former chairman due to fraud	—	(4,947)	—	—	—	—	—
Gain on disposal of assets held for sale	—	(1,081)	—	—	—	—	—

Operating income (loss)	(1,063)	4,238	(2,852)	(3,040)	(15,333)	(3,915)	(4,173)

Other income (expenses)
Interest income	754	690	790	842	1,485	1,544	1,646
Interest expense	(9)	(19)	(6)	(6)	(38)	(15)	(16)
Foreign currency gains (losses), net	288	65	(694)	(740)	(638)	(406)	(433)
Gain (loss) on foreign currency forward transaction, net	—	(39)	—	—	219	—	—
Others, net	—	(25)	196	209	1	196	209

Income (loss) before income tax expense, minority interest and equity in loss of related joint venture	(30)	4,910	(2,566)	(2,735)	(14,304)	(2,596)	(2,767)

Income tax expenses	766	426	674	718	11,858	1,440	1,535

Income (loss) before minority interest and equity in loss of related joint venture	(796)	4,484	(3,240)	(3,453)	(26,162)	(4,036)	(4,302)

Minority interest	6	—	12	13	8	18	19
Equity in loss of related joint venture	171	15	163	174	973	334	356
Cumulative effect of change in accounting principle	—	—	—	—	849	—	—

Net income (loss)	(973)	4,469	(3,415)	(3,640)	(26,294)	(4,388)	(4,677)

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW938.10 to US$1.00, the noon buying rate in effect on August 31, 2007 as quoted by the Federal Reserve Bank of New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 9/10/2007

By: /s/ Jonathan J. Lee
Name: Jonathan J. Lee
Title: Chief Financial Officer and Investor Relations Officer

Exhibit Index

Exhibit No.	Description
99. 1	Gravity’s 2007 Q2 Earnings Release